ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
October 29, 2021
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) McElhenny Sheffield Managed Risk ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 737 to the Trust’s Registration Statement on Form N-1A filed August 27, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not defined herein have the same meaning as in the Amendment.
Comment 1.In the Fees and Expenses table, confirm that the Fund’s “Other Expenses” are estimated to be 0.00%.
Response:     The Trust so confirms. The Trust notes that under the Investment Advisory Agreement, the Adviser has agreed to pay all expenses of the Fund except for the fee paid to the Adviser pursuant to the Investment Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. The Fund does not expect to incur any expense that is not paid by the Adviser during the period for which “Other Expenses” are being estimated.
Comment 2.In the “Principal Investment Strategies—Trend Plus Strategy” section, please clarify what “ETFs that seek exposure to the U.S. dollar relative to a basket of foreign securities” are.
Response:     The requested change has been made to the first paragraph under “Trend Plus Strategy.” Please see Appendix A for revised disclosure.
Comment 3.In the “Principal Investment Strategies—Sector Rotation Strategy” section, please clarify what is meant by “a momentum-based investing strategy that seeks to participate in U.S. market segments that are demonstrating a high degree of recent momentum” and how that differs from the Fund’s “trend-plus” strategy that “seeks to participate in upward trends in U.S. equity markets while avoiding large drawdowns.”
Response:     The requested changes have been made to the first paragraph under each of “Trend Plus Strategy” and “Sector Rotation Strategy.” Please see Appendix A and Appendix B for revised disclosure.
Comment 4.In the “Principal Investment Strategies—Sector Rotation Strategy” section, please clarify what is meant by “the ETFs expected to outperform the broad market.”
Response:     The requested change has been made to the first paragraph under “Sector Rotation Strategy.” Please see Appendix B for revised disclosure.

Comment 5.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first two risks disclosed are “Associated Risks of Sector Rotation Strategies” and “Associated Risks of Trend-Based Strategies,” which the Trust believes are the risks that the Staff would consider as the most significant for the Fund.

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If you have any questions regarding the above response, please contact the undersigned at (920) 360‑7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President

Appendix A
Trend Plus Strategy
The Sub-Adviser’s “Trend Plus” strategy utilizes a rules-based trend following approach that seeks to participate in upward trends in U.S. equity markets while avoiding large drawdowns. Trend following, sometimes referred to as absolute momentum or time series momentum, is an investing approach that compares the price of a security to its own price trend (or compares the level of a stock index to its upward or downward trend), with the expectation that upward trending securities (or indices) will continue their upward move in the future. The Trend Plus strategy uses a variety of market indicators (e.g., price, breadth, and relative strength) measured daily across various timeframes to identify and assess the strength of upward trends in U.S. equity markets and allocate investments to a mix of equity or defensive ETFs accordingly. Equity ETFs used by the strategy may invest in U.S. equity securities of any market capitalization, but will typically have a strong bias toward large-capitalization companies (e.g., those comprising the Nasdaq-100 Index). Defensive ETFs used by the strategy will generally either invest in investment-grade bonds of any maturity, including those issued by the U.S. government or its agencies or instrumentalities or by corporations (“Investment-Grade Bond ETFs”), or use derivatives to seek exposure to changes in the value of the U.S. dollar relative to certain leading foreign currencies (“U.S. Dollar ETFs”).
Appendix B
Sector Rotation Strategy
The Sub-Adviser’s “Sector Rotation” strategy is a momentum-based investing strategy that seeks to participate in U.S. market segments that are demonstrating a high degree of recent momentum and that the Sub-Adviser expects to outperform the broad U.S. market over short time horizons (i.e., the next three months). Momentum investing, sometimes referred to as relative momentum, is an investing approach that looks at how the price of securities (or the level of an index) have changed in relation to the price changes of other securities (or other indices), with the expectation that the outperforming securities (or indices) will continue to exhibit future outperformance. At the beginning of each quarter, the Sub-Adviser uses a proprietary momentum scoring system to rank a variety of ETFs focused on a particular industry (e.g., biotechnology, pharmaceuticals, or aerospace & defense), sector (e.g., energy, financials, or technology), or asset class (e.g., bonds, dividend-paying stocks, or small-capitalization stocks), based on their short-and medium-term momentum, asset flows, and other measures. At such time, the strategy will allocate 40% of its exposure to the top ranked ETF and 30% to each of the next two highest ranked ETFs. As a result, the strategy may have significant exposure to particular sectors or industries or may be primarily exposed to broad-based equity securities or bonds.
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